Ridgeway
Petroleum Corp.

#82 - 1819

June 28,2004

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819
Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our June 28, 2004 News Release.

Sincerely,

Christiane Koeksal
Office Manager

dw 7/8

encl.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway Petroleum Corp.

NEWS RELEASE

RIDGEWAY PETROLEUM ANNOUNCES NEW PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, June 28, 2004-- Ridgeway Petroleum Corp. (the "Company") announces a new private placement, which is subject to regulatory approval, of 570,000 units at a price of $1.75 per unit for aggregate proceeds of approximately $997,500. Each unit comprises one share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $2.00 per share for two years from the date of the closing of the private placement. The Company is not proceeding with its recently announced private placement of 500,000 units at a price of $2.00 per unit.

The proceeds of the private placement will be used for lease rental payments on the Company's St. Johns Helium/CO_2 Project in Arizona and New Mexico, development /appraisal drilling and for general working capital.

The Company also announces that the service rig is on location and completion and testing of the 11-18 helium/CO_2 well is underway.

About Ridgeway Petroleum: Ridgeway has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets, while CO_2 is critical to the Enhanced Oil Recovery industry. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter Ruck, President